July 6, 2005

Mr. George Ohsiek
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Ohsiek:

Please accept this letter in response to your comment letter dated July 5, 2005, regarding our Form 10-K for Fiscal Year Ended December 31, 2004 and Form 10-Q for Fiscal Quarter Ended March 31, 2005. Our responses to the four comments are discussed below. The references correspond to your letter and to our original Form 10-K for Fiscal Year Ended December 31, 2004.

  Note 1-Summary of Significant Accounting and Reporting Policies, Basis of Presentation, page 38.  You requested disclosure information be added similar to page 4 regarding our two 50% ownership interests in our two insurance subsidiaries. We propose the following amendment to our December 31, 2004 10-K filing to address this comment:

To be inserted as second paragraph under Note 1- Basis of Presentation:
First Citizens National Bank has a 50% ownership in two insurance subsidiaries both of which are accounted for using the equity method. One is White and Associates/First Citizens Insurance, LLC which is a general insurance agency offering a full line of insurance products. The other is First Citizens/White and Associates Insurance Company whose principal activity is credit insurance. The investment in these subsidiaries is included in Other Assets on the Balance Sheets presented in this report and earnings from these subsidiaries are recorded in Other Income on the Income Statements presented in this report.

  Note 3-Investment Securities, page 40. Your comment requested clarification regarding how our one derivative transaction is a cash flow hedge.

In June 2000, the Company entered into an interest rate swap as a hedge against a designated floating rate liability (FHLB LIBOR borrowing). This reduced the exposure to the variability of future debt payments and effectively fixed the cost of this liability. Since the hedged liability was floating, there is no significant fluctuation in its market value, only the variability in future cash flows. Therefore, the swap is designated as a cash flow hedge.

We believe that the swap qualifies as a cash flow hedge based on the short-cut criteria consisting of the following:

  The notional amount of the swap matches the principal amount of the FHLB advance.
  Fair value of the swap at inception was zero.
  FHLB advance has significant penalty if pre-paid.
  Repricing date of swap matches FHLB advance.
  Index of 3-month LIBOR on swap matches FHLB advance.

We propose the following amendment to our December 31, 2004 10-K filing to clarify our derivative transaction disclosure:

To revise the next-to-last paragraph of Note 3-Investment Securities to read as follows:

Generally accepted accounting principles have established accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and for hedging activities. These standards require that derivatives be reported either as assets or liabilities on the balance sheets and be reflected at fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. The Company has one derivative transaction, which is an interest rate swap that was purchased in June 2000. Since a Federal Home Loan Bank Variable LIBOR Borrowing has been designated as the hedged item and in doing so, the Company has effectively fixed the cost of this liability. As a floating rate liability was hedged, there are no significant fluctuations in its market value but there are fluctuations in the cash flows. Thus, the swap is designated as a cash flow hedge, hedging the "benchmark interest rate." The market value gain or loss of the swap is adjusted through other comprehensive income. The purpose of the transaction was to reduce exposure to interest rate risk. Volume of the transaction is $1.5 million and the term is 10 years.

  Item 9A. Controls and Procedures, page 56. Your comments requested that the qualifying language "with no material deficiencies that could adversely affect Bancshares ability to report accurate and comprehensive financial information to investors" be revised on both the December 31, 2004 10-K and the March 31, 2005 10-Q. As such, we propose to amend Item 9A of the December 31, 2004 10-K and Item 4 of the March 31, 2005 10-Q as noted below.

Item 9A. Controls and Procedures on the December 31, 2004 10-K will be revised to:

The Company, under supervision of and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures are defined in accordance with Rule 13a-15(e) under the Securities Exchange Act. As of this report date, disclosure controls and procedures are considered to be effective. There have been no changes in internal control during the quarter ending December 31, 2004, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 4 Controls and Procedures on the March 31, 2005 10-Q will be revised to:

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was performed as of March 31, 2005 under the supervision and with the participation of Management, including the Chief Executive Officer and Chief Financial Officer. Disclosure controls and procedures are defined in accordance with Rule 13a-15(e) under the Securities Exchange Act. Based on that evaluation, Management including the Chief Executive Officer and Chief Financial Officer, concluded that disclosure controls and procedures were effective as of March 31, 2005. There have been no changes in internal control during the quarter ending March 31, 2005, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

  Exhibit 31.1 and 31.2. You requested the titles be eliminated from the introductory paragraph of the Section 302 Certifications. We propose to amend the exhibits as follows:

First sentence of Exhibit 31.1 Introductory paragraph will be revised to:

I, Katie Winchester, certify that:

First sentence of Exhibit 31.2 Introductory paragraph will be revised to:

I, Laura Beth Butler, certify that:

As requested, we acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon your approval of the proposed changes included in this letter, we will file amendments to our December 31, 2004 10-K and March 31, 2005 10-Q. Please contact Laura Beth Butler at (731) 288-4850 if you have questions or need additional information.

Very truly yours,

/s/ KATIE WINCHESTER                            /s/ LAURA BETH BUTLER
Katie Winchester                                            Laura Beth Butler
Chief Executive Officer                                    Chief Financial Officer